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To the Directors of Fina plc:


We consent to the incorporation by reference in the registration statement on Form S-8 of PetroFina S.A. of our report dated April 14, 1997, with respect to the balance sheets of Fina plc as of December 31, 1996 and 1995, and the related statements of profit and loss and cash flows for each of the two years ended December 31, 1996 which report appears in the Annual Report on Form 20-F of Petrofina S.A. for the year ended 31 December 1997.

Our report dated April 14, 1997, contains a qualification related to the Fina plc basis of valuation of stock, which does not comply with Statement of Standard Accounting Practice Number 9 (Revised) in that cost is ascertained, in part, on a last in first out basis. The financial statements do not include any adjustment for this deviation from generally accepted accounting principles in the United Kingdom.


/s/ KPMG AUDIT PLC
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KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England
August 7, 1998